UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Distributed Energy Systems Corp.

(Name of Issuer)
Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)
25475V104

(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 28, 2008

Date of Event Which Requires Filing of This Statement
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		75,092,436[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,092,436[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

75,092,436[1]

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.25%[2]

14	TYPE OF REPORTING PERSON

PN
1 This number represents the maximum number of shares of common stock of Distributed Energy Systems Corp. (the “Issuer ”) that could be issued to Perseus Partners VII, L.P. (“Perseus VII ”) in connection with: (1) the exercise of a warrant that was issued on June 1, 2007, (2) the exercise of a warrant that was issued on August 24, 2007, (3) the conversion of a senior secured convertible promissory note that was issued on August 24, 2007 (the “Original Note ”), (4) the conversion of a senior secured convertible promissory note that was issued on March 13, 2008, (5) the conversion of senior secured convertible promissory notes that were issued as payment for interest due on the Original Note, and (6) the vested restricted shares of the Issuer’s common stock and the vested non-qualified stock options issued to John C. Fox and Michael L. Miller as directors of the Issuer. For additional information, see the narrative portion of the cover page and Item 4 of this Amendment No. 3 to the Schedule 13D filed on June 11, 2007 (this “Amendment ”).
2 This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Amendment (75,092,436 shares) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding as of December 31, 2007, as reported by the Issuer in its Form 10-K that was filed on March 17, 2008 (39,993,822 shares) and (ii) the total number of shares of the Issuer’s common stock being reported in this Amendment (75,092,436 shares).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank H. Pearl [3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,092,436 [4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

75,092,436[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

75,092,436[4]

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.25%[5]

14	TYPE OF REPORTING PERSON

IN
3 All of the securities reported herein are held directly for the account of Perseus VII or by a director nominee of Perseus VII. Frank H. Pearl has been included in this Amendment solely because of the indirect control he exercises over Perseus VII. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Amendment.
4 See Footnote #1.
5 See Footnote #2.

     The original statement on Schedule 13D as filed on June 11, 2007 (the “Schedule 13D”) and amended on August 30, 2007 (“Amendment No. 1”) and February 6, 2008 (“Amendment No. 2”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp., a Delaware corporation (“DESC” or the “Issuer”), is hereby amended as set forth in this Amendment No. 3 (this “Amendment”, and together with the Schedule 13D, Amendment No. 1 and Amendment No. 2, this “Statement”).
     This Amendment is being filed jointly by Perseus Partners VII, L.P. (“Perseus VII”) and Frank H. Pearl (“Mr. Pearl,” and together with Perseus VII, the “Reporting Persons,” and each a, “Reporting Person”) to report the acquisition of the following additional securities of the Issuer by the Reporting Persons since the date of the filing of Amendment No. 2, which upon full conversion and exercise would, in the aggregate, constitute a change equal to or greater than one percent of the outstanding shares of Common Stock of the Issuer:
(1)	As previously reported on a Form 4 filed on February 12, 2008 for John C. Fox, on February 1, 2008, the Issuer granted to Mr. Fox, in his capacity as a director of the Issuer, and other members of its board of directors, non-qualified stock options to buy 100,000 shares of the Issuer’s Common Stock with an exercise price per share of $0.57 (the “February Options”). These options vested at the time of their grant. Additionally, 2,228 shares of restricted stock of the Issuer (the “Additional Vested Restricted Stock”), granted on August 24, 2007 to Mr. Fox in his capacity as a director of the Issuer, have vested since the date of Amendment No. 2. Mr. Fox holds any options or shares of restricted common stock issued to him as a nominee for Perseus VII and disclaims beneficial ownership thereof, except to the extent he may have any pecuniary interest therein. All of the restricted stock and option grants described in this Amendment were granted pursuant to the Issuer’s Board of Directors Compensation program.

(2)	As previously reported on a Form 4 filed on March 17, 2008 for the Reporting Persons, on March 13, 2008, Perseus VII purchased a senior secured convertible promissory note with a principal amount of $1,500,000 (the “Additional Note”) under the First Amendment to the Purchase Agreement, the DESC Security and Pledge Agreement, the Subsidiary Security and Pledge Agreement and the Registration Rights Agreement, dated March 13, 2008, by and between Perseus VII and the Issuer (the “First Amendment”). The Additional Note is convertible at any time into a maximum of 4,545,454 shares of Common Stock of the Issuer at a price equal to $0.33 per share. The Additional Note bears interest at a rate of 12.5% per annum, which interest is payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional senior secured convertible promissory notes (the “Additional Convertible Notes”, and together with the Existing Notes (as defined in Amendment No. 2) and the Additional Note, the “Perseus Notes”). The Additional Convertible Notes will also be convertible at any time into shares of Common Stock at a price equal to $0.33 per share. Payment of all outstanding principal of and accrued but unpaid interest on the Additional Note and any Additional Convertible Notes is due in full on November 30, 2008.

     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and all previous amendments thereto. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D and all previous amendments thereto is unchanged by this Amendment.
     Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:
Item 2. Identity and Background
     Item 2 is amended to delete footnote 6 in its entirety and replace it with the following new footnote 6.
6Perseus Partners VII GP, L.P., a Delaware limited partnership, is the general partner of Perseus VII. Perseus Partners VII GP, L.L.C., a Delaware limited liability company, is the general partner of Perseus Partners VII GP, L.P. The sole member of Perseus Partners VII GP, L.L.C. is Perseus, L.L.C. Perseuspur, L.L.C., a Delaware limited liability company, is the managing member of Perseus, L.L.C. Mr. Pearl, individually, owns 72.9% of Perseuspur, L.L.C. Mr. Pearl also is the sole director and sole shareholder of Rappahannock Investment Company, a Delaware corporation, which in turn owns the remaining 27.1% of Perseuspur, L.L.C.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended to add the following information:
     The Additional Note was issued to Perseus VII in a financing transaction that closed on March 13, 2008. Perseus VII paid $1,500,000 for the Additional Note. The source of such funds was capital available for Perseus VII’s investment. The Additional Vested Restricted Stock and the February Options were issued as compensation for service by Mr. Fox as a director of the Issuer, nominated by Perseus VII. Perseus VII paid no additional consideration for any of the Additional Vested Restricted Stock or the February Options.
Item 4. Purpose of Transaction
     Item 4 is amended to add the following information to item (a):
     (a) The acquisition by any person of additional securities of the Issuer.
     The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants, shares of Common Stock or other securities of the Issuer, outside of those contemplated by the First Amendment.

     During the period covered by this Statement, the Issuer (i) issued the Additional Note to Perseus VII in a financing transaction that closed on March 13, 2008, (ii) granted the February Options to Perseus VII’s nominee on the Issuer’s Board of Directors, Mr. Fox, and (iii) additional shares of restricted stock of the Issuer granted to Mr. Fox vested.
     On August 24, 2007, the Issuer granted to Mr. Fox, in his capacity as a director of the Issuer, 13,373 shares of restricted stock of the Issuer. 5,575 of those shares have not yet vested (the “Unvested Restricted Stock”). Mr. Fox holds any options or shares of restricted common stock issued to him as a nominee for Perseus VII and disclaims beneficial ownership thereof, except to the extent he may have any pecuniary interest therein. All of the grants of Unvested Restricted Stock described in this Amendment were granted pursuant to the Issuer’s Board of Directors Compensation program.
     The First Amendment includes a provision that would require the Issuer to issue to Perseus VII, for no additional consideration, a warrant to purchase, at an exercise price of $0.33 per share, 909,090 shares of the Issuer’s common stock in the event that an investor or group of investors approved by Perseus VII makes a direct investment in the Issuer for the purpose of developing the Issuer’s wind turbine products.
     The Additional Note was acquired to provide the Issuer with funds for working capital and general corporate purposes. All other securities reported in this Amendment were acquired for investment purposes only.
Item 5. Interest in Securities of the Issuer
     Item 5 is amended and restated in its entirety to read as follows:
     (a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 75,092,436 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Reporting Persons could beneficially own, assuming full exercise of the Warrants and the Options and full conversion of the Perseus Notes as of the date of this Statement.
     In its Form 10-K filed with the SEC on March 17, 2008, the Issuer disclosed that there were 39,993,822 shares of Common Stock outstanding on December 31, 2007. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 65.25% of the Issuer’s outstanding Common Stock.6
     (b) Perseus VII will have sole voting and dispositive power with respect to the 75,092,436 shares of Common Stock beneficially owned by Perseus VII.

[6]	See footnote No. 2.

     By virtue of the relationships between and among the Reporting Persons described in Item 2 of Amendment No. 1, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 75,092,436 shares of Common Stock beneficially owned by Perseus VII.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is amended to add the following information:
     As already described in the other Items of this Statement, the Common Stock related to the conversion of the Additional Note was acquired on March 13, 2008 pursuant to the First Amendment. The terms of the Additional Note and the Additional Convertible Notes are described in the narrative portion of the cover page of this Amendment. The obligations of the Issuer pursuant to the Additional Note and the Additional Convertible Notes are secured by a security interest in all of the Issuer’s assets and guaranteed by, and secured by all of the assets of, three of the Issuer’s subsidiaries: Proton Energy Systems, Inc. (“Proton”), Northern Power Systems, Inc. and Technology Drive, LLC. Assuming that all interest payable on the Additional Note through its scheduled maturity is paid by the issuance of Additional Convertible Notes, that all Additional Convertible Notes are fully converted, and that neither the Additional Note nor any Additional Convertible Note is prepaid, Perseus VII would receive an additional 420,759 shares of the Issuer’s common stock upon the conversion of all such Additional Convertible Notes.
     In addition to the covenants and events of default contained in the Convertible Note, events of default under the Additional Note include (i) financial covenants requiring minimum net working capital of $3,500,000 and unrestricted cash and cash equivalents of $1,000,000, excluding proceeds from any sale of assets outside the ordinary course of business, and (ii) a requirement that the Issuer’s Common Stock be listed on a national securities exchange, bulletin board or quotation service acceptable to Perseus VII.
     The First Amendment provides that in the event of an investment by an investor approved by Perseus VII in a project, joint venture, partnership or other transaction for the purpose of developing DESC’s wind turbine products, DESC would:
•	if the project uses an entity other than DESC, issue to Perseus VII, for no additional consideration, a 5% fully-diluted interest in such entity; or

•	if the investor makes an investment directly in DESC, issue to Perseus VII, for no additional consideration, a warrant to purchase, at an exercise price of $0.33 per share, 909,090 shares of DESC’s Common Stock.

     Further, in the event of a sale of assets by DESC or any of its affiliates (other than sales in the ordinary course of business), DESC agreed to:
•	use all or part of the net proceeds to repay some or all of its obligations to Perseus VII;

•	deliver an irrevocable letter of credit to Perseus VII in the amount of the net proceeds less any repayment of obligations owed to Perseus VII;

•	place the net proceeds less any repayment of obligations owed to Perseus VII in a restricted cash account; or

•	otherwise secure the obligations owed to Perseus VII or make such other arrangements with respect to the net proceeds as requested by Perseus VII, in each case as directed by Perseus VII.
     Under the Securities Purchase Agreement, DESC had undertaken to use commercially reasonable efforts to sell Proton. The First Amendment permits DESC to suspend active efforts to sell Proton, but Perseus VII retains the right to reinstate the requirement at any time.
Item 7. Material to be Filed as Exhibits.
     Item 7 is amended to include the following exhibits:
Exhibit 1 — Joint Filing Agreement, dated June 11, 2007, by and between Perseus Partners VII, L.P. and Frank H. Pearl, filed with the Schedule 13D, dated June 11, 2007.
Exhibit 2 — Securities Purchase Agreement, dated May 10, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 3 — Registration Rights Agreement, dated June 1, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 4 — Senior Secured Promissory Note, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 5 — Initial Investment Warrant, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 7 — Senior Secured Convertible Promissory Note, dated August 24, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with Amendment No. 1, dated August 30, 2007.

Exhibit 8 — Subsequent Investment Warrant, dated August 24, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with Amendment No. 1, dated August 30, 2007.
Exhibit 9 — First Amendment to the Securities Purchase Agreement, DESC Security and Pledge Agreement, Subsidiary Security and Pledge Agreement and Registration Rights Agreement, dated March 13, 2008, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed herewith.
Exhibit 10 — Additional Investment Note, dated March 13, 2008, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed herewith.
Exhibit 24 — Power of Attorney, dated December 6, 2007, appointing Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl, filed with Amendment No. 2, dated February 6, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 28, 2008.	PERSEUS PARTNERS VII, L.P.

	By:	Perseus Partners VII GP, L.P.,
its general partner

	By:	Perseus Partners VII GP, L.L.C.,
its general partner

/s/ Kenneth M. Socha

Its: Senior Managing Director

FRANK H. PEARL

/s/ Kenneth M. Socha

Kenneth M. Socha, Attorney-In-Fact